Exhibit 8.1
[LETTERHEAD OF THACHER PROFFITT & WOOD LLP]
                                         , 2006
Bridge Street Financial, Inc.
60 High Street
Medford, Massachusetts 02155
     Re:       Merger of Bridge Street, Inc. into Alliance Financial Corporation, Inc.
Ladies and Gentlemen:
     You have requested our opinion regarding certain federal income tax consequences of the merger (the “Merger”) of Bridge Street Financial, Inc., a Delaware corporation (“Bridge Street”), with and into Alliance Financial Corporation, a New York corporation (“Alliance”), immediately followed by the merger (the “Bank Merger”) of Oswego County National Bank, a wholly-owned subsidiary of Bridge Street, with and into Alliance Bank, N.A., a wholly-owned subsidiary of Alliance. The Merger and the Bank Merger will be effected pursuant to the Agreement and Plan of Merger dated as of April 23, 2006 by and between Alliance and Bridge Street (the “Merger Agreement”). The Merger, the Bank Merger and related transactions are described in the Merger Agreement and in the joint proxy statement/prospectus (the “Proxy Statement”) included in the Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Registration Statement”). All capitalized terms used but not defined in this opinion shall have the meanings set forth in the Merger Agreement.
     In connection with the opinions expressed below, we have examined and relied on originals, or copies certified or otherwise identified to our satisfaction, of the Merger Agreement and of such corporate records of Alliance and Bridge Street as we have deemed appropriate. We have also relied, without independent verification, upon the                     , 2006 letter of Bridge Street to Thacher Proffitt & Wood LLP containing certain tax representations. We have assumed that the parties will act, and that the Merger will be effected, in accordance with the Merger Agreement, and that the representations made by Alliance and Bridge Street in the foregoing letters are true, correct and complete, and will be true, correct, and complete at the Effective Time, and as to statements qualified by the best of knowledge of the management of Alliance and Bridge Street, will be consistent with the underlying facts as of the Effective Time. In addition, we have made such investigations of law as we have deemed appropriate to form a basis for the opinions expressed below.

Page 2.
Bridge Street Financial, Inc.
                                        , 2006
     Based on and subject to the foregoing, it is our opinion that, for federal income tax purposes, under current law:
     (1) The Merger, when consummated in accordance with the terms hereof, either will constitute a reorganization within the meaning of Section 368(a) of the Code or will be treated as part of a reorganization within the meaning of Section 368(a) of the Code; and;
     (2) The Bank Merger will not adversely affect the Merger qualifying as a reorganization within the meaning of Section 368(a) of the Code.
     Except as set forth above, we express no opinion to any party as to the tax consequences, whether federal, state, local or foreign, of the Merger or of any transaction related thereto or contemplated by the Merger Agreement. This opinion is given solely for the benefit of Bridge Street and its shareholders, and may not be relied upon by any other party or entity or otherwise referred to in any document without our express written consent. We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference thereto under the heading “Proposal I — The Proposed Merger—Material United States Federal Income Tax Consequences of The Merger” and “Legal Opinions” in the Proxy Statement which is a part of the Registration Statement.
Very truly yours,